Filed by Corporate Technology Development, Inc.
              Pursuant to Rule 425 Under the Securities Act of 1933
             Subject Company: Corporate Technology Development, Inc.

                                            Commission File Number:  132-_____


                     CORPORATE TECHNOLOGY DEVELOPMENT, INC.
                     --------------------------------------

For Immediate Release
(Thursday, November 1, 2001)


CONTACTS
--------

Corporate Technology Development:
Steve H. Kanzer
President and CEO
Tel.:  (305) 777-2258

Nicholas Stergiopoulos
Director of Business Development
Tel.:  (305) 777-2258



                    ORBEC(TM) ENTERS PHASE II CLINICAL TRIAL
                          FOR CROHN'S DISEASE TREATMENT

MIAMI, Florida, November 1, 2001 (Business Newswire) --- Corporate Technology Development, Inc. ("CTD") announced today that it has initiated a phase II clinical trial to evaluate orBecTM's efficacy in treating Crohn's disease.

CTD previously announced that it entered into a definitive merger agreement with Endorex Corporation (Amex: DOR) of Lake Forest, IL, providing for Endorex's acquisition of CTD. This acquisition is subject to shareholder approval by each company's stockholders and certain other conditions.

This is the second clinical trial that CTD has initiated with it's lead product, orBecTM. This clinical trial is a dose-ranging, multi-center, placebo-controlled phase II clinical trial intended to test the efficacy of orBecTM in the treatment of Crohn's disease in 48 patients at six gastrointestinal centers in the United States. As previously announced, orBecTM is also being evaluated in a pivotal, multi-center phase III clinical trial for the treatment of intestinal graft-vs.-host disease (GVHD), a life threatening condition associated with allogeneic bone marrow transplantation.

According to the Crohn's and Colitis Foundation, Crohn's disease currently affects approximately 800,000 persons in the U.S. Crohn's disease often produces significant morbidity, including hospitalization, and surgery.

"We are very pleased with the development of our lead product, orBecTM. We believe there is a substantial unmet medical need and market opportunity for an effective and well-tolerated treatment for Crohn's disease", said Colin Bier, Ph.D., CTD's Chairman.

orBec(TM) is an oral dual-release formulation of beclomethasone dipropionate, or "BDP," a potent site-active corticosteroid drug. BDP has previously been approved by the FDA, and it is currently being sold by GlaxoSmithKline, as Beconase(R), in an inhaled and nasal formulation for treatment of asthma, allergic rhinitis, and nasal polyposis. orBec(TM) allows larger doses of BDP to be delivered to the afflicted gastrointestinal area without systemic side effects associated with other steroids used to treat GVHD. orBec(TM) has received "fast track" and "orphan drug" status from the FDA for the treatment of intestinal GVHD. In addition, orBec(TM) has received "orphan drug" status from the FDA for the prevention of GVHD.


CTD

Founded in early 1998, CTD is a development-stage specialty pharmaceutical company that develops novel oral and mucosal formulations of FDA-approved drugs for new therapeutic indications. CTD has two products in clinical development. For further information regarding CTD, please visit CTD's website located at www.corpdevelop.com.

Investors are advised to read the registration statement on Form S-4, as amended, the related joint proxy statement/prospectus, as amended, and other documents relating to the merger filed by Endorex with the Securities and Exchange Commission. These documents contain important information about Endorex, CTD, the transaction, and related matters. Investors may obtain a free copy of these documents and other documents filed by Endorex with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained from Endorex by directing a request by mail to Endorex Corporation, 28101 Ballard Drive, Suite F, Lake Forest, IL 60045, tel: (847) 573-8990 or from CTD by directing a request by mail to CTD at 1680 Michigan Avenue, Suite 700, Miami, Florida 33139, tel.: (305) 777-2258.